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Chubb Group of Insurance Companies                   DECLARATIONS
                                                     FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059      COMPANY ASSET PROTECTION BOND
_____________________________________________________________________________________________

NAME OF ASSURED (including its Subsidiaries):        Bond Number: 82047441

MGI FUNDS
                                                     FEDERAL INSURANCE COMPANY
One Investors Way                                    Incorporated under the laws of Indiana
Norwood, MA 02062                                    a stock insurance company herein called
                                                     the COMPANY

                                                     Capital Center, 251 North Illinois,
                                                     Suite 1100
                                                     Indianapolis, IN 46204-1927
_____________________________________________________________________________________________

ITEM 1. BOND PERIOD:  from 12:01 a.m. on June 30, 2006 to 12:01 a.m. on June 30,
        2007

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE,  such
INSURING  CLAUSE and any other  reference  shall be deemed to be deleted.  There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

                                                                          DEDUCTIBLE
INSURING CLAUSE                                 LIMIT OF LIABILITY        AMOUNT
1.   Employee                                   $       1.000,000         $        50,000
2.   On Premises                                $       1.000,000         $        50,000
3.   In Transit                                 $       1.000,000         $        50,000
4.   Forgery or Alteration                      $       1.000,000         $        50,000
5.   Extended Forgery                           $       1.000,000         $        50,000
6.   Counterfeit Money                          $       1.000,000         $        50,000
7.   Threats to Person                          $       1.000,000         $        50,000
8.   Computer System                            $       1.000,000         $        50,000
9.   Voice Initiated Funds Transfer             $       1.000,000         $        50,000
     Instruction
10.  Uncollectible Items of Deposit             $       1.000,000         $        50,000
11.  Audit Expense                              $         100,000         $        25,000
12.  Telefacsimile Instruction                  $       1.000,000         $        50,000

ITEM 3.  THE  LIABILITY  OF THE  COMPANY  IS ALSO  SUBJECT  TO THE  TERMS OF THE
         FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

         1 - 5

IN  WITNESS  WHEREOF,  THE  COMPANY  has  caused  this  Bond to be signed by its authorized  officers,  but it  shall  not be  valid  unless  also  signed  by an authorized representative of the Company.

/s/W. Andrew Macon                                   /s/Thomas F. Motamed
Secretary                                            President

Countersigned by: ________________________           /s/ Robert Hamburger
                                                     Authorized Representative

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The  COMPANY,  in  consideration  of payment  of the  required  premium,  and in reliance  on the  APPLICATION  and all  other  statements  made and  information furnished to the COMPANY by the ASSURED,  and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond,  agrees to pay the ASSURED for:

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Insuring Clauses
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Employee                        1.    Loss resulting directly from Larceny or
                                      Embezzlement committed by any Employee, alone
                                      or in collusion with others.

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On Premises                     2.    Loss of Property resulting directly from
                                      robbery, burglary, false pretenses, common law
                                      or statutory larceny, misplacement, mysterious
                                      unexplainable disappearance, damage,
                                      destruction or removal, from the possession,
                                      custody or control of the ASSURED, while such
                                      Property is lodged or deposited at premises
                                      located anywhere.

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In Transit                      3.    Loss of Property resulting directly from
                                      common law or statutory larceny, misplacement,
                                      mysterious unexplainable disappearance, damage
                                      or destruction, while the Property is in
                                      transit anywhere:

                                      a.  in an armored motor vehicle, including
                                          loading and unloading thereof,
                                      b.  in the custody of a natural person acting
                                          as a messenger of the ASSURED, or
                                      c.  in the custody of a Transportation Company
                                          and being transported in a conveyance
                                          other than an armored motor vehicle
                                          provided, however, that covered Property
                                          transported in such manner is limited to
                                          the following:
                                          (1)    written records,
                                          (2)    securities issued in registered
                                                 form, which are not endorsed or are
                                                 restrictively endorsed, or
                                          (3)    negotiable instruments not payable
                                                 to bearer, which are not endorsed
                                                 or are restrictively endorsed.

                                      Coverage under this INSURING CLAUSE begins
                                      immediately on the receipt of such Property by
                                      the natural person or Transportation Company
                                      and ends immediately on delivery to the
                                      premises of the addressee or to any
                                      representative of the addressee located
                                      anywhere.

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Forgery Or Alteration           4.    Loss resulting directly from:
                                      a.  Forgery on, or fraudulent material
                                          alteration of, any bills of exchange,
                                          checks, drafts, acceptances, certificates
                                          of deposits, promissory notes, due bills,
                                          money orders, orders upon public
                                          treasuries, letters of credit, other
                                          written promises, orders or directions to
                                          pay sums certain in money, or receipts for
                                          the withdrawal of Property, or

                                      b.  transferring, paying or delivering any
                                          funds or other Property, or establishing
                                          any credit or giving any value in reliance
                                          on any written instructions, advices or
                                          applications directed to the ASSURED
                                          authorizing or acknowledging the transfer,
                                          payment, delivery or receipt of funds or
                                          other Property, which instructions,
                                          advices or applications fraudulently
                                          purport to bear the handwritten signature
                                          of any customer of the ASSURED, or
                                          shareholder or subscriber to shares of an
                                          Investment Company, or of any financial
                                          institution or Employee but which
                                          instructions, advices or applications
                                          either bear a Forgery or have been
                                          fraudulently materially altered without
                                          the knowledge and consent of such
                                          customer, shareholder, subscriber,
                                          financial institution or Employee;

                                      excluding, however, under this INSURING CLAUSE
                                      any loss covered under INSURING CLAUSE 5. of
                                      this Bond, whether or not coverage for
                                      INSURING CLAUSE 5. is provided for in the
                                      DECLARATIONS of this Bond.

                                      For the purpose of this INSURING CLAUSE, a
                                      mechanically reproduced facsimile signature is
                                      treated the same as a handwritten signature.

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Extended Forgery                5.    Loss resulting directly from the ASSURED
                                      having, in good faith, and in the ordinary
                                      course of business, for its own account or the
                                      account of others in any capacity:

                                      a.  acquired, accepted or received, accepted
                                          or received, sold or delivered, or given
                                          value, extended credit or assumed
                                          liability, in reliance on any original
                                          Securities, documents or other written
                                          instruments which prove to:

                                          (1)    bear a Forgery or a fraudulently
                                                 material alteration,
                                          (2)    have been lost or stolen, or
                                          (3)    be Counterfeit, or

                                      b.  guaranteed in writing or witnessed any
                                          signatures on any transfer, assignment,
                                          bill of sale, power of attorney,
                                          guarantee, endorsement or other obligation
                                          upon or in connection with any Securities,
                                          documents or other written instruments.

                                      Actual physical possession, and continued
                                      actual physical possession if taken as
                                      collateral, of such Securities, documents or
                                      other written instruments by an Employee,
                                      Custodian, or a Federal or State chartered
                                      deposit institution of the ASSURED is a
                                      condition precedent to the ASSURED having
                                      relied on such items. Release or return of
                                      such collateral is an acknowledgment by the
                                      ASSURED that it no longer relies on such
                                      collateral.

                                      For the purpose of this INSURING CLAUSE, a
                                      mechanically reproduced facsimile signature is
                                      treated the same as a handwritten signature.

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Counterfeit Money               6.    Loss resulting directly from the receipt by
                                      the ASSURED in good faith of any Counterfeit
                                      money.

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Threats To Person               7.    Loss resulting directly from surrender of
                                      Property away from an office of the ASSURED as
                                      a result of a threat communicated to the
                                      ASSURED to do bodily harm to an Employee as
                                      defined in Section 1.e. (1), (2) and (5), a
                                      Relative or invitee of such Employee, or a
                                      resident of the household of such Employee,
                                      who is, or allegedly is, being held captive
                                      provided, however, that prior to the surrender
                                      of such Property:

                                      a.  the Employee who receives the threat has
                                          made a reasonable effort to notify an
                                          officer of the ASSURED who is not involved
                                          in such threat, and

                                      b.  the ASSURED has made a reasonable effort
                                          to notify the Federal Bureau of
                                          Investigation and local law enforcement
                                          authorities concerning such threat.

                                      It is agreed that for purposes of this
                                      INSURING CLAUSE, any Employee of the ASSURED,
                                      as set forth in the preceding paragraph, shall
                                      be deemed to be an ASSURED hereunder, but only
                                      with respect to the surrender of money,
                                      securities and other tangible personal
                                      property in which such Employee has a legal or
                                      equitable interest.

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Computer System                 8.    Loss resulting directly from fraudulent:

                                      a.  entries of data into, or

                                      b.  changes of data elements or programs
                                          within,

                                      a Computer System, provided the fraudulent
                                      entry or change causes:

                                          (1)    funds or other property to be
                                                 transferred, paid or delivered,
                                          (2)    an account of the ASSURED or of its
                                                 customer to be added, deleted,
                                                 debited or credited, or
                                          (3)    an unauthorized account or a
                                                 fictitious account to be debited or
                                                 credited.

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Voice Initiated Funds           9.    Loss resulting directly from Voice Initiated
Transfer Instruction                  Funds Transfer Instruction directed to the
                                      ASSURED authorizing the transfer of dividends
                                      or redemption proceeds of Investment Company
                                      shares from a Customer's account, provided
                                      such Voice Initiated Funds Transfer
                                      Instruction was:

                                      a.  received at the ASSURED'S offices by those
                                          Employees of the ASSURED specifically
                                          authorized to receive the Voice Initiated
                                          Funds Transfer Instruction,

                                      b.  made by a person purporting to be a
                                          Customer, and

                                      c.  made by said person for the purpose of
                                          causing the ASSURED or Customer to sustain
                                          a loss or making an improper personal
                                          financial gain for such person or any
                                          other person.

                                      In order for coverage to apply under this
                                      INSURING CLAUSE, all Voice Initiated Funds
                                      Transfer Instructions must be received and
                                      processed in accordance with the Designated
                                      Procedures outlined in the APPLICATION
                                      furnished to the COMPANY.

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Uncollectible Items of          10.   Loss resulting directly from the ASSURED
Deposit                               having credited an account of a customer,
                                      shareholder or subscriber on the faith of any
                                      Items of Deposit which prove to be
                                      uncollectible, provided that the crediting of
                                      such account causes:

                                      a.  redemptions or withdrawals to be
                                          permitted,

                                      b.  shares to be issued, or

                                      c.  dividends to be paid,

                                      from an account of an Investment Company.

                                      In order for coverage to apply under this
                                      INSURING CLAUSE, the ASSURED must hold Items
                                      of Deposit for the minimum number of days
                                      stated in the APPLICATION before permitting
                                      any redemptions or withdrawals, issuing any
                                      shares or paying any dividends with respect to
                                      such Items of Deposit.

                                      Items of Deposit shall not be deemed
                                      uncollectible until the ASSURED'S standard
                                      collection procedures have failed.

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Audit Expense                   11.   Expense incurred by the ASSURED for that part
                                      of the cost of audits or examinations required
                                      by any governmental regulatory authority or
                                      self-regulatory organization to be conducted
                                      by such authority, organization or their
                                      appointee by reason of the discovery of loss
                                      sustained by the ASSURED and covered by this
                                      Bond.

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General Agreements
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Additional Companies Included   A.    If more than one corporation, or Investment
As Assured                            Company, or any combination of them is
                                      included as the ASSURED herein:

                                      (1)   The total liability of the COMPANY under
                                            this Bond for loss or losses sustained
                                            by anyone or more or all of them shall
                                            not exceed the limit for which the
                                            COMPANY would be liable under this Bond
                                            if all such loss were sustained by
                                            anyone of them.

                                      (2)   Only the first named ASSURED shall be
                                            deemed to be the sale agent of the
                                            others for all purposes under this Bond,
                                            including but not limited to the giving
                                            or receiving of any notice or proof
                                            required to be given and for the purpose
                                            of effecting or accepting any amendments
                                            to or termination of this Bond. The
                                            COMPANY shall furnish each Investment
                                            Company with a copy of the Bond and with
                                            any amendment thereto, together with a
                                            copy of each formal filing of claim by
                                            any other named ASSURED and notification
                                            of the terms of the settlement of each
                                            such claim prior to the execution of
                                            such settlement.

                                      (3)   The COMPANY shall not be responsible for
                                            the proper application of any payment
                                            made hereunder to the first named
                                            ASSURED.

                                      (4)   Knowledge possessed or discovery made by
                                            any partner, director, trustee, officer
                                            or supervisory employee of any ASSURED
                                            shall constitute knowledge or discovery
                                            by all the ASSUREDS for the purposes of
                                            this Bond.

                                      (5)   If the first named ASSURED ceases for
                                            any reason to be covered under this
                                            Bond, then the ASSURED next named on the
                                            APPLICATION shall thereafter be
                                            considered as the first named ASSURED
                                            for the purposes of this Bond.

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Representation Made By Assured  B.    The ASSURED represents that all information it
                                      has furnished in the APPLICATION for this Bond
                                      or otherwise is complete, true and correct.
                                      Such APPLICATION and other information
                                      constitute part of this Bond.

                                      The ASSURED must promptly notify the COMPANY
                                      of any change in any fact or circumstance
                                      which materially affects the risk assumed by
                                      the COMPANY under this Bond.

                                      Any intentional misrepresentation, omission,
                                      concealment or incorrect statement of a
                                      material fact, in the APPLICATION or
                                      otherwise, shall be grounds for rescission of
                                      this Bond.

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Additional Offices Or           C.    If the ASSURED, other than an Investment
Employees - Consolidation,            Company, while this Bond is in force, merges
Merger Or Purchase Or                 or consolidates with, or purchases or acquires
Acquisition Of Assets Or              assets or liabilities of another institution,
Liabilities - Notice To               the ASSURED shall not have the coverage
Company                               afforded under this Bond for loss which has:

                                      (1)   occurred or will occur on premises, or

                                      (2)   been caused or will be caused by an
                                            employee, or

                                      (3)   arisen or will arise out of the assets
                                            or liabilities,

                                      of such institution, unless the ASSURED:

                                      a.  gives the COMPANY written notice of the
                                          proposed consolidation, merger or purchase
                                          or acquisition of assets or liabilities
                                          prior to the proposed effective date of
                                          such action, and

                                      b.  obtains the written consent of the COMPANY
                                          to extend some or all of the coverage
                                          provided by this Bond to such additional
                                          exposure, and

                                      c.  on obtaining such consent, pays to the
                                          COMPANY an additional premium.

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Change Of Control Notice To     D.    When the ASSURED learns of a change in control
Company                               (other than in an Investment Company), as set
                                      forth in Section 2(a) (9) of the Investment
                                      Company Act of 1940. the ASSURED shall within
                                      sixty (60) days give written notice to the
                                      COMPANY setting forth:

                                      (1)   the names of the transferors and
                                            transferees (or the names of the
                                            beneficial owners if the voting
                                            securities are registered in another
                                            name),

                                      (2)   the total number of voting securities
                                            owned by the transferors and the
                                            transferees (or the beneficial owners),
                                            both immediately before and after the
                                            transfer, and

                                      (3)   the total number of outstanding voting
                                            securities.

                                      Failure to give the required notice shall
                                      result in termination of coverage for any loss
                                      involving a transferee, to be effective on the
                                      date of such change in control.

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Court Costs And Attorneys'      E.    The COMPANY will indemnify the ASSURED for
Fees                                  court costs and reasonable attorneys' fees
                                      incurred and paid by the ASSURED in defense,
                                      whether or not successful, whether or not
                                      fully litigated on the merits and whether or
                                      not settled, of any claim, suit or legal
                                      proceeding with respect to which the ASSURED
                                      would be entitled to recovery under this Bond.
                                      However, with respect to INSURING CLAUSE 1 .o
                                      this Section shall only apply in the event
                                      that:

                                      (1)   an Employee admits to being guilty of
                                            Larceny or Embezzlement,

                                      (2)   an Employee is adjudicated to be guilty
                                            of Larceny or Embezzlement, or

                                      (3)   in the absence of 1 or 2 above, an
                                            arbitration panel agrees, after a review
                                            of an agreed statement of facts between
                                            the COMPANY and the ASSURED, that an
                                            Employee would be found guilty of
                                            Larceny or Embezzlement if such Employee
                                            were prosecuted.

                                      The ASSURED shall promptly give notice to the
                                      COMPANY of any such suit or legal proceeding
                                      and at the request of the COMPANY shall
                                      furnish copies of all pleadings and pertinent
                                      papers to the COMPANY. The COMPANY may, at its
                                      sole option, elect to conduct the defense of
                                      all or part of such legal proceeding. The
                                      defense by the COMPANY shall be in the name of
                                      the ASSURED through attorneys selected by the
                                      COMPANY. The ASSURED shall provide all
                                      reasonable information and assistance as
                                      required by the COMPANY for such defense.

                                      If the COMPANY declines to defend the ASSURED,
                                      no settlement without the prior written
                                      consent of the COMPANY nor judgment against
                                      the ASSURED shall determine the existence,
                                      extent or amount of coverage under this Bond.

                                      If the amount demanded in any such suit or
                                      legal proceeding is within the DEDUCTIBLE
                                      AMOUNT, if any, the COMPANY shall have no
                                      liability for court costs and attorney's fees
                                      incurred in defending all or part of such suit
                                      or legal proceeding.

                                      If the amount demanded in any such suit or
                                      legal proceeding is in excess of the LIMIT OF
                                      LIABILITY stated in ITEM 2. of the
                                      DECLARATIONS for the applicable INSURING
                                      CLAUSE, the COMPANY'S liability for court
                                      costs and attorney's fees incurred in
                                      defending all or part of such suit or legal
                                      proceedings is limited to the proportion of
                                      such court costs and attorney's fees incurred
                                      that the LIMIT OF LIABILITY stated in ITEM 2.
                                      of the DECLARATIONS for the applicable
                                      INSURING CLAUSE bears to the total of the
                                      amount demanded in such suit or legal
                                      proceeding.

                                      If the amount demanded is any such suit or
                                      legal proceeding is in excess of the
                                      DEDUCTIBLE AMOUNT, if any, but within the
                                      LIMIT OF LIABILITY stated in ITEM 2. of the
                                      DECLARATIONS for the applicable INSURING
                                      CLAUSE, the COMPANY'S liability for court
                                      costs and attorney's fees incurred in
                                      defending all or part of such suit or legal
                                      proceedings shall be limited to the proportion
                                      of such court costs or attorney's fees that
                                      the amount demanded that would be payable
                                      under this Bond after application of the
                                      DEDUCTIBLE AMOUNT, bears to the total amount
                                      demanded.

                                      Amounts paid by the COMPANY for court costs
                                      and attorneys' fees shall be in addition to
                                      the LIMIT OF LIABILITY stated in ITEM 2. of
                                      the DECLARATIONS.
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Conditions And Limitations
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Definitions                     1.    As used in this Bond:

                                      a.  Computer System means a computer and all
                                          input, output, processing, storage,
                                          off-line media libraries, and
                                          communication facilities which are
                                          connected to the computer and which are
                                          under the control and supervision of the
                                          operating system(s) or application(s)
                                          software used by the ASSURED.

                                      b.  Counterfeit means an imitation of an
                                          actual valid original which is intended to
                                          deceive and be taken as the original.

                                      c.  Custodian means the institution designated
                                          by an Investment Company to maintain
                                          possession and control of its assets.

                                      d.  Customer means an individual, corporate,
                                          partnership, trust customer, shareholder
                                          or subscriber of an Investment Company
                                          which has a written agreement with the
                                          ASSURED for Voice Initiated Funds Transfer
                                          Instruction.

                                      e.  Employee means:

                                          (1)    an officer of the ASSURED,

                                          (2)    a natural person while in the
                                                 regular service of the ASSURED at
                                                 any of the ASSURED'S premises and
                                                 compensated directly by the ASSURED
                                                 through its payroll system and
                                                 subject to the United States
                                                 Internal Revenue Service Form W-2
                                                 or equivalent income reporting
                                                 plans of other countries, and whom
                                                 the ASSURED has the right to
                                                 control and direct both as to the
                                                 result to be accomplished and
                                                 details and means by which such
                                                 result is accomplished in the
                                                 performance of such service,

                                          (3)    a guest student pursuing studies or
                                                 performing duties in any of the
                                                 ASSURED'S premises,

                                          (4)    an attorney retained by the ASSURED
                                                 and an employee of such attorney
                                                 while either is performing legal
                                                 services for the ASSURED,

                                          (5)    a natural person provided by an
                                                 employment contractor to perform
                                                 employee duties for the ASSURED
                                                 under the ASSURED'S supervision at
                                                 any of the ASSURED'S premises,

                                          (6)    an employee of an institution
                                                 merged or consolidated with the
                                                 ASSURED prior to the effective date
                                                 of this Bond,

                                          (7)    a director or trustee of the
                                                 ASSURED, but only while performing
                                                 acts within the scope of the
                                                 customary and usual duties of any
                                                 officer or other employee of the
                                                 ASSURED or while acting as a member
                                                 of any committee duly elected or
                                                 appointed to examine or audit or
                                                 have custody of or access to
                                                 Property of the ASSURED, or

                                          (8)    each natural person, partnership or
                                                 corporation authorized by written
                                                 agreement with the ASSURED to
                                                 perform services as electronic data
                                                 processor of checks or other
                                                 accounting records related to such
                                                 checks but only while such person,
                                                 partnership or corporation is
                                                 actually performing such services
                                                 and not:

                                                 a.  creating, preparing, modifying
                                                     or maintaining the ASSURED'S
                                                     computer software or programs,
                                                     or

                                                 b.  acting as transfer agent or in
                                                     any other agency capacity in
                                                     issuing checks, drafts or
                                                     securities for the ASSURED,

                                          (9)    any partner, officer or employee of
                                                 an investment advisor, an
                                                 underwriter (distributor), a
                                                 transfer agent or shareholder
                                                 accounting recordkeeper, or an
                                                 administrator, for an Investment
                                                 Company while performing acts
                                                 coming within the scope of the
                                                 customary and usual duties of an
                                                 officer or employee of an
                                                 Investment Company or acting as a
                                                 member of any committee duly
                                                 elected or appointed to examine,
                                                 audit or have custody of or access
                                                 to Property of an Investment
                                                 Company.

                                                 The term Employee shall not include
                                                 any partner, officer or employee of
                                                 a transfer agent, shareholder
                                                 accounting record keeper or
                                                 administrator:

                                                 a.  which is not an "affiliated
                                                     person" (as defined in Section
                                                     2(a) of the Investment Company
                                                     Act of 1940) of an Investment
                                                     Company or of the investment
                                                     advisor or underwriter
                                                     (distributor) of such
                                                     Investment Company, or

                                                 b.  which is a "bank" (as defined
                                                     in Section 2(a) of the
                                                     Investment Company Act of
                                                     1940}.

                                                     This Bond does not afford
                                                     coverage in favor of the
                                                     employers of persons as set
                                                     forth in e. (4), (5) and (8)
                                                     above, and upon payment to the
                                                     ASSURED by the COMPANY
                                                     resulting directly from Larceny
                                                     or Embezzlement committed by
                                                     any of the partners, officers
                                                     or employees of such employers,
                                                     whether acting alone or in
                                                     collusion with others, an
                                                     assignment of such of the
                                                     ASSURED'S rights and causes of
                                                     action as it may have against
                                                     such employers by reason of
                                                     such acts so committed shall,
                                                     to the extent of such payment,
                                                     be given by the ASSURED to the
                                                     COMPANY, and the ASSURED shall
                                                     execute all papers necessary to
                                                     secure to the COMPANY the
                                                     rights provided for herein.

                                                 Each employer of persons as set
                                                 forth in e.(4), (5) and (8) above
                                                 and the partners, officers and
                                                 other employees of such employers
                                                 shall collectively be deemed to be
                                                 one person for all the purposes of
                                                 this Bond; excepting, however, the
                                                 fifth paragraph of Section 13.

                                                 Independent contractors not
                                                 specified in e.(4), (5) or (8)
                                                 above, intermediaries, agents,
                                                 brokers or other representatives of
                                                 the same general character shall
                                                 not be considered Employees.

                                      f.  Forgery means the signing of the name of
                                          another natural person with the intent to
                                          deceive but does not mean a signature
                                          which consists in whole or in part of
                                          one's own name, with or without authority,
                                          in any capacity for any purpose.

                                      g.  Investment Company means any investment
                                          company registered under the Investment
                                          Company Act of 1940 and listed under the
                                          NAME OF ASSURED on the DECLARATIONS.

                                      h.  Items of Deposit means one or more checks
                                          or drafts drawn upon a financial
                                          institution in the United States of
                                          America.

                                      i.  Larceny or Embezzlement means larceny or
                                          embezzlement as defined in Section 37 of
                                          the Investment Company Act of 1940.

                                      j.  Property means money, revenue and other
                                          stamps; securities; including any note,
                                          stock, treasury stock, bond, debenture,
                                          evidence of indebtedness, certificate of
                                          deposit, certificate of interest or
                                          participation in any profit-sharing
                                          agreement, collateral trust certificate,
                                          preorganization certificate or
                                          subscription, transferable share,
                                          investment contract, voting trust
                                          certificate, certificate of deposit for a
                                          security, fractional undivided interest in
                                          oil, gas, or other mineral rights, any
                                          interest or instruments commonly known as
                                          a security under the Investment Company
                                          Act of 1940, any other certificate of
                                          interest or participation in, temporary or
                                          interim certificate for, receipt for,
                                          guarantee of, or warrant or right to
                                          subscribe to or purchase any of the
                                          foregoing; bills of exchange; acceptances;
                                          checks; withdrawal orders; money orders;
                                          travelers' letters of credit; bills of
                                          lading; abstracts of title; insurance
                                          policies, deeds, mortgages on real estate
                                          and/or upon chattels and interests
                                          therein; assignments of such policies,
                                          deeds or mortgages; other valuable papers,
                                          including books of accounts and other
                                          records used by the ASSURED in the conduct
                                          of its business (but excluding all
                                          electronic data processing records); and,
                                          all other instruments similar to or in the
                                          nature of the foregoing in which the
                                          ASSURED acquired an interest at the time
                                          of the ASSURED'S consolidation or merger
                                          with, or purchase of the principal assets
                                          of, a predecessor or which are held by the
                                          ASSURED for any purpose or in any capacity
                                          and whether so held gratuitously or not
                                          and whether or not the ASSURED is liable
                                          therefor.

                                      k.  Relative means the spouse of an Employee
                                          or partner of the ASSURED and any
                                          unmarried child supported wholly by, or
                                          living in the home of, such Employee or
                                          partner and being related to them by
                                          blood, marriage or legal guardianship.

                                      l.  Securities, documents or other written
                                          instruments means original (including
                                          original counterparts) negotiable or
                                          non-negotiable instruments, or assignments
                                          thereof, which in and of themselves
                                          represent an equitable interest,
                                          ownership, or debt and which are in the
                                          ordinary course of business transferable
                                          by delivery of such instruments with any
                                          necessary endorsements or assignments.

                                      m.  Subsidiary means any organization that, at
                                          the inception date of this Bond, is named
                                          in the APPLICATION or is created during
                                          the BOND PERIOD and of which more than
                                          fifty percent (50%) of the outstanding
                                          securities or voting rights representing
                                          the present right to vote for election of
                                          directors is owned or controlled by the
                                          ASSURED either directly or through one or
                                          more of its subsidiaries.

                                      n.  Transportation Company means any
                                          organization which provides its own or its
                                          leased vehicles for transportation or
                                          which provides freight forwarding or air
                                          express services.

                                      o.  Voice Initiated Election means any
                                          election concerning dividend options
                                          available to Investment Company
                                          shareholders or subscribers which is
                                          requested by voice over the telephone.

                                      p.  Voice Initiated Redemption means any
                                          redemption of shares issued by an
                                          Investment Company which is requested by
                                          voice over the telephone.

                                      q.  Voice Initiated Funds Transfer Instruction
                                          means any Voice Initiated Redemption or
                                          Voice Initiated Election.

                                      For the purposes of these definitions, the
                                      singular includes the plural and the plural
                                      includes the singular, unless otherwise
                                      indicated.

------------------------------- ------------------------------------------------------
General Exclusions -            2.    This bond does not directly or indirectly
Applicable to All Insuring            cover:
Clauses
                                      a.  loss not reported to the COMPANY in
                                          writing within sixty (60) days after
                                          termination of this Bond as an entirety;

                                      b.  loss due to riot or civil commotion
                                          outside the United States of America and
                                          Canada, or any loss due to military, naval
                                          or usurped power, war or insurrection.
                                          This Section 2.b., however, shall not
                                          apply to loss which occurs in transit in
                                          the circumstances recited in INSURING
                                          CLAUSE 3., provided that when such transit
                                          was initiated there was no knowledge on
                                          the part of any person acting for the
                                          ASSURED of such riot, civil commotion,
                                          military, naval or usurped power, war or
                                          insurrection;

                                      c.  loss resulting from the effects of nuclear
                                          fission or fusion or radioactivity;

                                      d.  loss of potential income including, but
                                          not limited to, interest and dividends not
                                          realized by the ASSURED or by any customer
                                          of the ASSURED;

                                      e.  damages of any type for which the ASSURED
                                          is legally liable, except compensatory
                                          damages, but not multiples thereof,
                                          arising from a loss covered under this
                                          Bond;

                                      f.  costs, fees and expenses incurred by the
                                          ASSURED in establishing the existence of
                                          or amount of loss under this Bond, except
                                          to the extent covered under INSURING
                                          CLAUSE 11.;

                                      g.  loss resulting from indirect or
                                          consequential loss of any nature;

                                      h.  loss resulting from dishonest acts by any
                                          member of the Board of Directors or Board
                                          of Trustees of the ASSURED who is not an
                                          Employee, acting alone or in collusion
                                          with others;

                                      i.  loss, or that part of any loss, resulting
                                          solely from any violation by the ASSURED
                                          or by any Employee:

                                          (1)    of any law regulating:

                                                 a.  the issuance, purchase or sale
                                                     of securities,

                                                 b.  securities transactions on
                                                     security or commodity exchanges
                                                     or the over the counter market,

                                                 c.  investment companies,

                                                 d.  investment advisors, or

                                          (2)    of any rule or regulation made
                                                 pursuant to any such law; or

                                      j.  loss of confidential information, material
                                          or data;

                                      k.  loss resulting from voice requests or
                                          instructions received over the telephone,
                                          provided however, this Section 2.k. shall
                                          not apply to INSURING CLAUSE 7. or 9.

------------------------------- ------------------------------------------------------
Specific Exclusions -           3.    This Bond does not directly or indirectly
Applicable To All/Insuring            cover:
Clauses Except Insuring
Clause 1.                             a.  loss caused by an Employee, provided,
                                          however, this Section 3.a. shall not apply
                                          to loss covered under INSURING CLAUSE 2.
                                          or 3. which results directly from
                                          misplacement, mysterious unexplainable
                                          disappearance, or damage or destruction of
                                          Property;

                                      b.  loss through the surrender of property
                                          away from premises of the ASSURED as a
                                          result of a threat:

                                          (1)    to do bodily harm to any natural
                                                 person, except loss of Property in
                                                 transit in the custody of any
                                                 person acting as messenger of the
                                                 ASSURED, provided that when such
                                                 transit was initiated there was no
                                                 knowledge by the ASSURED of any
                                                 such threat, and provided further
                                                 that this Section 3.b. shall not
                                                 apply to INSURING CLAUSE 7., or

                                          (2)    to do damage to the premises or
                                                 Property of the ASSURED;

                                      c.  loss resulting from payments made or
                                          withdrawals from any account involving
                                          erroneous credits to such account;

                                      d.  loss involving Items of Deposit which are
                                          not finally paid for any reason provided
                                          however, that this Section 3.d. shall not
                                          apply to INSURING CLAUSE 10.;

                                      e.  loss of property while in the mail;

                                      f.  loss resulting from the failure for any
                                          reason of a financial or depository
                                          institution, its receiver or other
                                          liquidator to pay or deliver funds or
                                          other Property to the ASSURED provided
                                          further that this Section 3.f. shall not
                                          apply to loss of Property resulting
                                          directly from robbery, burglary,
                                          misplacement, mysterious unexplainable
                                          disappearance, damage, destruction or
                                          removal from the possession, custody or
                                          control of the ASSURED.

                                      g.  loss of Property while in the custody of a
                                          Transportation Company, provided however,
                                          that this Section 3.g. shall not apply to
                                          INSURING CLAUSE 3.;

                                      h.  loss resulting from entries or changes
                                          made by a natural person with authorized
                                          access to a Computer System who acts in
                                          good faith on instructions, unless such
                                          instructions are given to that person by a
                                          software contractor or its partner,
                                          officer, or employee authorized by the
                                          ASSURED to design, develop, prepare,
                                          supply, service, write or implement
                                          programs for the ASSURED's Computer
                                          System; or

                                      i.  loss resulting directly or indirectly from
                                          the input of data into a Computer System
                                          terminal, either on the premises of the
                                          customer of the ASSURED or under the
                                          control of such a customer, by a customer
                                          or other person who had authorized access
                                          to the customer's authentication mechanism.

------------------------------- ------------------------------------------------------
Specific Exclusions             4.    This bond does not directly or indirectly
-Applicable To All Insuring           cover:
Clauses Except Insuring
Clauses 1., 4., And 5.                a.  loss resulting from the complete or
                                          partial non-payment of or default on any
                                          loan whether such loan was procured in
                                          good faith or through trick, artifice,
                                          fraud or false pretenses; provided,
                                          however, this Section 4.8. shall not apply
                                          to INSURING CLAUSE 8.;

                                      b.  loss resulting from forgery or any
                                          alteration;

                                      c.  loss involving 8 counterfeit provided,
                                          however, this Section 4.c. shall not apply
                                          to INSURING CLAUSE 5. or 6.

------------------------------- ------------------------------------------------------
Limit Of                        5.    At all times prior to termination of this
Liability/Non-Reduction And           Bond, this Bond shall continue in force for
Non-Accumulation Of Liability         the limit stated in the applicable sections of
                                      ITEM 2. of the DECLARATIONS, notwithstanding
                                      any previous loss for which the COMPANY may
                                      have paid or be liable to pay under this Bond
                                      provided, however, that the liability of the
                                      COMPANY under this Bond with respect to all
                                      loss resulting from:

                                      a.  any one act of burglary, robbery or
                                          hold-up, or attempt thereat, in which no
                                          Employee is concerned or implicated, or

                                      b.  any one unintentional or negligent act on
                                          the part of anyone person resulting in
                                          damage to or destruction or misplacement
                                          of Property, or

                                      c.  all acts, other than those specified in a.
                                          above, of anyone person, or

                                      d.  anyone casualty or event other than those
                                          specified in a., b., or c. above,

                                      shall be deemed to be one loss and shall be
                                      limited to the applicable LIMIT OF LIABILITY
                                      stated in ITEM 2. of the DECLARATIONS of this
                                      Bond irrespective of the total amount of such
                                      loss or losses and shall not be cumulative in
                                      amounts from year to year or from period to
                                      period.

                                      All acts, as specified in c. above, of anyone
                                      person which

                                      i.  directly or indirectly aid in any way
                                          wrongful acts of any other person or
                                          persons, or

                                      ii. permit the continuation of wrongful acts
                                          of any other person or persons

                                      whether such acts are committed with or
                                      without the knowledge of the wrongful acts of
                                      the person so aided, and whether such acts are
                                      committed with or without the intent to aid
                                      such other person, shall be deemed to be one
                                      loss with the wrongful acts of all persons so
                                      aided.

------------------------------- ------------------------------------------------------
Discovery                       6.    This Bond applies only to loss first
                                      discovered by an officer of the ASSURED during
                                      the BOND PERIOD. Discovery occurs at the
                                      earlier of an officer of the ASSURED being
                                      aware of:

                                      a.    facts which may subsequently result in a
                                            loss of a type covered by this Bond, or

                                      b.    an actual or potential claim in which it
                                            is alleged that the ASSURED is liable to
                                            a third party,

                                      regardless of when the act or acts causing or
                                      contributing to such loss occurred, even
                                      though the amount of loss does not exceed the
                                      applicable DEDUCTIBLE AMOUNT, or the exact
                                      amount or details of loss may not then be
                                      known.

------------------------------- ------------------------------------------------------
Notice To Company               7.
-Proof-Legal Proceedings              a.    The ASSURED shall give the COMPANY
Against Company                             notice thereof at the earliest
                                            practicable moment, not to exceed sixty
                                            (60) days after discovery of loss, in an
                                            amount that is in excess of 50% of the
                                            applicable DEDUCTIBLE AMOUNT, as stated
                                            in ITEM 2. of the       DECLARATIONS.

                                      b.    The ASSURED shall furnish to the COMPANY
                                            proof of loss, duly sworn to, with full
                                            particulars within six (6) months after
                                            such discovery.

                                      c.    Securities listed in a proof of loss
                                            shall be identified by certificate or
                                            bond numbers, if issued with them.

                                      d.    Legal proceedings for the recovery of
                                            any loss under this Bond shall not be
                                            brought prior to the expiration of sixty
                                            (60) days after the proof of loss is
                                            filed with the COMPANY or after the
                                            expiration of twenty-four (24) months
                                            from the discovery of such loss.

                                      e.    This Bond affords coverage only in favor
                                            of the ASSURED. No claim, suit, action
                                            or legal proceedings shall be brought
                                            under this Bond by anyone other than the
                                            ASSURED.

                                      f.    Proof of loss involving Voice Initiated
                                            Funds Transfer Instruction shall include
                                            electronic recordings of such
                                            instructions.

------------------------------- ------------------------------------------------------
Deductible Amount               8.    The COMPANY shall not be liable under any
                                      INSURING CLAUSES of this Bond on account of
                                      loss unless the amount of such loss, after
                                      deducting the net amount of all reimbursement
                                      and/or recovery obtained or made by the
                                      ASSURED, other than from any Bond or policy of
                                      insurance issued by an insurance company and
                                      covering such loss, or by the COMPANY on
                                      account thereof prior to payment by the
                                      COMPANY of such loss, shall exceed the
                                      DEDUCTIBLE AMOUNT set forth in ITEM 3. of the
                                      DECLARATIONS, and then for such excess only,
                                      but in no event for more than the applicable
                                      LIMITS OF LIABILITY stated in ITEM 2. of the
                                      DECLARATIONS.

                                      There shall be no deductible applicable to any
                                      loss under INSURING CLAUSE 1. sustained by any
                                      Investment Company.
------------------------------- ------------------------------------------------------
Valuation                       9.    BOOKS OF ACCOUNT OR OTHER RECORDS

                                      The value of any loss of Property consisting
                                      of books of account or other records used by
                                      the ASSURED in the conduct of its business
                                      shall be the amount paid by the ASSURED for
                                      blank books, blank pages, or other materials
                                      which replace the lost books of account or
                                      other records, plus the cost of labor paid by
                                      the ASSURED for the actual transcription or
                                      copying of data to reproduce such books of
                                      account or other records.

                                      The value of any loss of Property other than
                                      books of account or other records used by the
                                      ASSURED in the conduct of its business, for
                                      which a claim is made shall be determined by
                                      the average market value of such Property on
                                      the business day immediately preceding
                                      discovery of such loss provided, however, that
                                      the value of any Property replaced by the
                                      ASSURED with the consent of the COMPANY and
                                      prior to the settlement of any claim for such
                                      Property shall be the actual market value at
                                      the time of replacement.

                                      In the case of a loss of interim certificates,
                                      warrants, rights or other securities, the
                                      production of which is necessary to the
                                      exercise of subscription, conversion,
                                      redemption or deposit privileges, the value of
                                      them shall be the market value of such
                                      privileges immediately preceding their
                                      expiration if said loss is not discovered
                                      until after their expiration. If no market
                                      price is quoted for such Property or for such
                                      privileges, the value shall be fixed by
                                      agreement between the parties.

                                      OTHER PROPERTY

                                      The value of any loss of Property, other than
                                      as stated above, shall be the actual cash
                                      value or the cost of repairing or replacing
                                      such Property with Property of like quality
                                      and value, whichever is less.

------------------------------- ------------------------------------------------------
Securities Settlement           10.   In the event of a loss of securities covered
                                      under this Bond, the COMPANY may, at its sale
                                      discretion, purchase replacement securities,
                                      tender the value of the securities in money,
                                      or issue its indemnity to effect replacement
                                      securities.

                                      The indemnity required from the ASSURED under
                                      the terms of this Section against all loss,
                                      cost or expense arising from the replacement
                                      of securities by the COMPANY'S indemnity shall
                                      be:

                                      a.  for securities having a value less than or
                                          equal to the applicable DEDUCTIBLE AMOUNT
                                          - one hundred (100%) percent;

                                      b.  for securities having a value in excess of
                                          the DEDUCTIBLE AMOUNT but within the
                                          applicable LIMIT OF LIABILITY - the
                                          percentage that the DEDUCTIBLE AMOUNT
                                          bears to the value of the securities;

                                      c.  for securities having a value greater than
                                          the applicable LIMIT OF LIABILITY - the
                                          percentage that the DEDUCTIBLE AMOUNT and
                                          portion in excess of the applicable LIMIT
                                          OF LIABILITY bears to the value of the
                                          securities.

                                      The value referred to in Section 10.a., b.,
                                      and c. is the value in accordance with Section
                                      9, VALUATION, regardless of the value of such
                                      securities at the time the loss under the
                                      COMPANY'S indemnity is sustained.

                                      The COMPANY is not required to issue its
                                      indemnity for any portion of a loss of
                                      securities which is not covered by this Bond;
                                      however, the COMPANY may do so as a courtesy
                                      to the ASSURED and at its sole discretion.

                                      The ASSURED shall pay the proportion of the
                                      Company's premium charge for the Company's
                                      indemnity as set forth in Section 10.a., b.,
                                      and c. No portion of the LIMIT OF LIABILITY
                                      shall be used as payment of premium for any
                                      indemnity purchased by the ASSURED to obtain
                                      replacement securities.

------------------------------- ------------------------------------------------------
Subrogation - Assignment        11.   In the event of a payment under this Bond, the
-Recovery                             COMPANY shall be subrogated to all of the
                                      ASSURED'S rights of recovery against any
                                      person or entity to the extent of such
                                      payment. On request, the ASSURED shall deliver
                                      to the COMPANY an assignment of the ASSURED'S
                                      rights, title and interest and causes of
                                      action against any person or entity to the
                                      extent of such payment.

                                      Recoveries, whether effected by the COMPANY or
                                      by the ASSURED, shall be applied net of the
                                      expense of such recovery in the following
                                      order:

                                      a.  first, to the satisfaction of the
                                          ASSURED'S loss which would otherwise have
                                          been paid but for the fact that it is in
                                          excess of the applicable LIMIT OF
                                          LIABILITY,

                                      b.  second, to the COMPANY in satisfaction of
                                          amounts paid in settlement of the
                                          ASSURED'S claim,

                                      c.  third, to the ASSURED in satisfaction of
                                          the applicable DEDUCTIBLE AMOUNT, and

                                      d.  fourth, to the ASSURED in satisfaction of
                                          any loss suffered by the ASSURED which was
                                          not covered under this Bond.

                                      Recovery from reinsurance or indemnity of the
                                      COMPANY shall not be deemed a recovery under
                                      this section

------------------------------- ------------------------------------------------------
Cooperation Of Assured          12.   At the COMPANY'S request and at reasonable
                                      times and places designated by the COMPANY,
                                      the ASSURED shall:

                                      a.  submit to examination by the COMPANY and
                                          subscribe to the same under oath,

                                      b.  produce for the COMPANY'S examination all
                                          pertinent records, and

                                      c.  cooperate with the COMPANY in all matters
                                          pertaining to the loss.

                                      The ASSURED shall execute all papers and
                                      render assistance to secure to the COMPANY the
                                      rights and causes of action provided for under
                                      this Bond. The ASSURED shall do nothing after
                                      loss to prejudice such rights or causes of
                                      action.

------------------------------- ------------------------------------------------------
Termination                     13.   If the Bond is for a sale ASSURED, it shall
                                      not be terminated unless written notice shall
                                      have been given by the acting party to the
                                      affected party and to the Securities and
                                      Exchange Commission, Washington, D.C., not
                                      less than sixty (60) days prior to the
                                      effective date of such termination.

                                      If the Bond is for a joint ASSURED, it shall
                                      not be terminated unless written notice shall
                                      have been given by the acting party to the
                                      affected party, and by the COMPANY to all
                                      ASSURED Investment Companies and to the
                                      Securities and Exchange Commission,
                                      Washington, D.C., not less than sixty (60)
                                      days prior to the effective date of such
                                      termination.

                                      This Bond will terminate as to anyone ASSURED,
                                      other than an Investment Company:

                                      a.  immediately on the taking over of such
                                          ASSURED by a receiver or other liquidator
                                          or by State or Federal officials, or

                                      b.  immediately on the filing of a petition
                                          under any State or Federal statute
                                          relative to bankruptcy or reorganization
                                          of the ASSURED, or assignment for the
                                          benefit of creditors of the ASSURED, or

                                      c.  immediately upon such ASSURED ceasing to
                                          exist, whether through merger into another
                                          entity, disposition of all of its assets
                                          or otherwise.

                                      The COMPANY shall refund the unearned premium
                                      computed at short rates in accordance with the
                                      standard short rate cancellation tables if
                                      terminated by the ASSURED or pro rata if
                                      terminated for any other reason.

                                      If any partner, director, trustee, or officer
                                      or supervisory employee of an ASSURED not
                                      acting in collusion with an Employee learns of
                                      any dishonest act committed by such Employee
                                      at any time, whether in the employment of the
                                      ASSURED or otherwise, whether or not such act
                                      is of the type covered under this Bond, and
                                      whether against the ASSURED or any other
                                      person or entity, the ASSURED:

                                      a.  shall immediately remove such Employee
                                          from a position that would enable such
                                          Employee to cause the ASSURED to suffer a
                                          loss covered by this Bond; and

                                      b.  within forty-eight (48) hours of learning
                                          that an Employee has committed any
                                          dishonest act, shall notify the COMPANY,
                                          of such action and provide full
                                          particulars of such dishonest act.

                                      The COMPANY may terminate coverage as respects
                                      any Employee sixty (60) days after written
                                      notice is received by each ASSURED Investment
                                      Company and the Securities and Exchange
                                      Commission, Washington, D.C. of its desire to
                                      terminate this Bond as to such Employee.

------------------------------- ------------------------------------------------------
Other Insurance                 14.   Coverage under this Bond shall apply only as
                                      excess over any valid and collectible
                                      insurance, indemnity or suretyship obtained by
                                      or on behalf of:

                                      a.  the ASSURED,

                                      b.  a Transportation Company, or

                                      c.  another entity on whose premises the loss
                                          occurred or which employed the person
                                          causing the loss or engaged the messenger
                                          conveying the Property involved.

------------------------------- ------------------------------------------------------
Conformity                      15.   If any limitation within this Bond is
                                      prohibited by any law controlling this Bond's
                                      construction, such limitation shall be deemed
                                      to be amended so as to equal the minimum
                                      period of limitation provided by such law.

------------------------------- ------------------------------------------------------
Change or Modification          16.   This Bond or any instrument amending or
                                      affecting this Bond may not be changed or
                                      modified orally. No change in or modification
                                      of this Bond shall be effective except when
                                      made by written endorsement to this Bond
                                      signed by an authorized representative of the
                                      COMPANY.

                                      If this Bond is for a sale ASSURED, no change
                                      or modification which would adversely affect
                                      the rights of the ASSURED shall be effective
                                      prior to sixty (60) days after written notice
                                      has been furnished to the Securities and
                                      Exchange Commission, Washington, D.C., by the
                                      acting party.

                                      If this Bond is for a joint ASSURED, no charge
                                      or modification which would adversely affect
                                      the rights of the ASSURED shall be effective
                                      prior to sixty (60) days after written notice
                                      has been furnished to all insured Investment
                                      Companies and to the Securities and Exchange
                                      Commission, Washington, D.C., by the COMPANY.

------------------------------- ------------------------------------------------------

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_____________________________________________________________________________________________

                                                     FEDERAL INSURANCE COMPANY
                                                     Endorsement No:           1
                                                     Bond Number:              82047441
NAME OF ASSURED   MGI FUNDS

_____________________________________________________________________________________________

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the  DECLARATIONS is amended to read as follows:

MGI Funds
     MGI US Large Cap Value Equity Fund
     MGI US Small/Mid Cap Growth Equity Fund
     MGI US Small/Mid Cap Value Equity Fund
     MGI Non-US Core Equity Fund
     MGI Core Opportunistic Fixed Income Fund
     MGI US Short Maturity Fixed Income Fund
     MGI US Large Cap Growth Equity Fund

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

                                                     By: /s/ Robert Hamburger
Date: July 7, 2006                                   Authorized Representative

[CHUBB LOGO]
_____________________________________________________________________________________________

                                                     FEDERAL INSURANCE COMPANY
                                                     Endorsement No:           2
                                                     Bond Number:              82047441
NAME OF ASSURED   MGI FUNDS

_____________________________________________________________________________________________

                   TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

     1. By adding the following INSURING CLAUSE:

     12.  Telefacsimile Instruction

          Loss resulting directly from the ASSURED having  transferred,  paid or delivered  any funds or other  Property  or  established  any  credit, debited any account or given any value on the faith of any  fraudulent instructions  sent by a  Customer,  financial  institution  or another office  of the  ASSURED  by  Telefacsimile  directly  to  the  ASSURED authorizing  or  acknowledging  the  transfer,  payment or delivery of funds or Property or the  establishment of a credit or the debiting of an  account  or  the  giving  of  value  by  the  ASSURED  where  such
          Telefacsimile instructions:

          a.   bear a  valid  test  key  exchanged  between  the  ASSURED  and a
               Customer or another  financial  institution with authority to use such  test key for  Telefacsimile  instructions  in the  ordinary course  of  business,  but  which  test key has  been  wrongfully obtained by a person who was not  authorized  to initiate,  make, validate or authenticate a test key arrangement, and

          b.   fraudulently  purport  to have  been  sent by  such  Customer  or financial  institution when such Telefacsimile  instructions were transmitted  without the knowledge or consent of such Customer or financial  institution  by a person  other than such  Customer or financial  institution  and which bear a Forgery of a  signature, provided  that the  Telefacsimile  instruction  was verified by a direct call back to an employee of the financial institution,  or a  person  thought  by  the  ASSURED  to be the  Customer,  or an employee of another financial institution.

     2. By deleting from Section 1., Definitions.  the definition of Customer in its entirety, and substituting the following:

          d.   Customer  means  an  individual,  corporate,  partnership,  trust customer,  shareholder  or subscriber  of an  Investment  Company which  has  a  written  agreement  with  the  ASSURED  for  Voice
               Initiated   Funds   Transfer    Instruction   or    Telefacsimile
               Instruction.

     3. By adding to Section 1., Definitions, the following:

          r.   Telefacsimile means a system of transmitting written documents by electronic  signals over telephone lines to equipment  maintained by the  ASSURED  for the  purpose of  reproducing  a copy of said document.  Telefacsimile  does not mean electronic  communication sent by Telex or similar  means of  communication,  or through an electronic  communication system or through an automated clearing house.

     4. By adding to Section 3., Specific Exclusions  Applicable to All Insuring
Clauses Except Insuring Clause 1. the following:

          j.   loss  resulting   directly  or  indirectly   from   Telefacsimile
               instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

                                                     By: /s/ Robert Hamburger
Date: July 7, 2006                                   Authorized Representative

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_____________________________________________________________________________________________

                                                     FEDERAL INSURANCE COMPANY
                                                     Endorsement No:           3
                                                     Bond Number:              82047441
NAME OF ASSURED   MGI FUNDS

_____________________________________________________________________________________________

                  DELETING VALUATION-OTHER PROPERTY ENDORSEMENT

          It is agreed that this Bond is amended by deleting in its entirety the paragraph titled Other Property in Section 9., Valuation.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

                                                     By: /s/ Robert Hamburger
Date: July 7, 2006                                   Authorized Representative

[CHUBB LOGO]
_____________________________________________________________________________________________

                                                     FEDERAL INSURANCE COMPANY
                                                     Endorsement No:           4
                                                     Bond Number:              82047441
NAME OF ASSURED   MGI FUNDS

_____________________________________________________________________________________________

                  TERMINATlON - NONRENEWAL - NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding to Section 13., Termination, the following:

     "Termination By The Company

     Bonds In Effect For More Than Sixty (60) Days

     If this Bond has been in effect for more than sixty (60) days,  or, if this
     Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation  at  least  sixty  (60)  days  before  the  effective  date of termination for at least one of the following reasons:

     1.   Nonpayment of premium;

     2.   Discovery of fraud or material  misrepresentation  in  obtaining  this
          Bond or in the presentation of a claim thereunder;

     3.   Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which  substantially and  materially  increases  any  hazard  insured  against,  and  which occurred subsequent to the inception of the current BOND PERIOD;

     4.   Conviction  of the ASSURED of a crime  arising out of acts  increasing the hazard insured against;

     5.   Material  change in the risk  which  increases  the risk of loss after insurance  coverage  has been issued or renewed,  except to the extent that the COMPANY  should  reasonably  have  foreseen  the  change,  or contemplated the risk when the contract was written;

     6.   Determination  by the  Commissioner  that the continuation of the Bond would  jeopardize  a COMPANY'S  solvency or would place the COMPANY in violation of the insurance laws of any state;

     7.   Determination  by the  Commissioner  that  continuation of the present
          premium   volume  of  the  COMPANY  would   jeopardize  the  COMPANY'S
          policyholders, creditors or the public;

     8.   Such other reasons that are approved by the Commissioner;

     9.   Determination  by the  Commissioner  that the  COMPANY  no longer  has adequate reinsurance to meet the ASSUREDS needs;

     10.  Substantial breaches of contractual duties,  conditions or warranties;
          or

     11.  Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

     Bonds In Effect Sixty (60) Days Or Less

     If this Bond has been in effect for sixty (60) days or less,  and it is not a renewal  Bond,  the COMPANY  may  terminate  for any reason by  providing written notice of termination at least sixty (60) days before the effective date of termination.

     Notice Of Termination

     Notice of termination  under this Section shall be mailed or delivered,  by certified  mail,  return  receipt  provided  by the  United  States  Postal
     Service,  to the ASSURED and to the authorized agent or broker,  if any, at least sixty (60) days prior to the effective  date of  cancellation  at the address shown on the DECLARATIONS of this Bond.

     If this Bond is cancelled for nonpayment of premium,  the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States
     Postal  Service,  a written  notice at least  thirty  (30) days  before the effective  date of  cancellation.  The  cancellation  notice shall  contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date.  Cancellation  shall not be effective if payment of the amount due is made prior to the effective  date of cancellation.

     All notice of cancellation shall state the reason(s) for cancellation.

     There is no  liability on the part of, and no cause of action of any nature shall arise  against,  the COMPANY,  its  authorized  representatives,  its employees,  or any firm,  person or corporation  furnishing to the COMPANY, information  relating to the reasons for  cancellation or non renewal,  for any  statement  made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information  pertaining thereto, or for  statements  made or evidence  submitted at any  hearings  conducted in connection  therewith,  if such  information was provided in good faith and without malice.

     Notice Of Nonrenewal

     If the COMPANY  elects not to renew this Bond.  the  COMPANY  shall mail or deliver written notice, by certified mail, return receipt.  provided by the
     United States Postal Service, to the ASSURED. at his last known address, at least sixty (60) days before the expiration  date or before the anniversary date,  if this Bond has been  written for a term of more than one (1) year.
     Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

     Such notice shall contain all of the following:

     a.   Bond Number:

     b.   Date of Notice;

     c.   Reason for Cancellation;

     d.   Expiration Date of the Bond;

     e.   Effective Date and Hour of Cancellation.

     Notice of  nonrenewal  shall not be  required  if the  COMPANY or a COMPANY within the same  insurance  group has offered to issue a renewal Bond,  the
     ASSURED  has  obtained  replacement  coverage  or has  agreed in writing to obtain  replacement  coverage,  the  ASSURED  has  requested  or  agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

     Return Premium Calculations

     Any unearned premiums which have been paid by the ASSURED shall be refunded to the  ASSURED on a pro rata  basis if  terminated  by the  COMPANY or the
     ASSURED.  The  unearned  premiums  shall be refunded to the ASSURED  within twenty  (20) days  after:  (i) the  COMPANY's  receipt of the  request  for cancellation  by the ASSURED or (ii) the effective date of  cancellation by the COMPANY.

     Conditional Renewal

     If the COMPANY  offers or purports to renew the Bond, but on less favorable terms or at higher rates,  the new terms or higher premiums may take effect on the renewal date,  if the COMPANY  mails or delivers by certified  mail, return  receipt  provided  by the  United  States  Postal  Service,  to the
     ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY  notifies the ASSURED within sixty (60)
     days  prior to the  renewal  date,  the new terms or  premiums  do not take effect  until sixty (60) days after the notice is mailed or  delivered,  in which case,  the  ASSURED  may elect to cancel the renewal  Bond within the sixty (60) day period.  If the  COMPANY  does not notify the ASSURED of the new terms or premiums,  the COMPANY shall continue the Bond at the expiring terms and  premiums  until notice is given or until the  effective  date of replacement coverage is obtained by the ASSURED, whichever occurs first."

2.   It is further  understood  and agreed that for the purposes of Section 13.,
     Termination,  any occurrence  listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

                                                     By: /s/ Robert Hamburger
Date: July 7, 2006                                   Authorized Representative

[CHUBB LOGO]
_____________________________________________________________________________________________

Effective date of
this endorsement: June 30, 2006                      FEDERAL INSURANCE COMPANY

                                                     Endorsement No:            5
                                                     To be attached to and form a part of Bond
                                                     Number:           82047441

Issued to:        MGI FUNDS

_____________________________________________________________________________________________

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed  that this  insurance  does not apply to the  extent  that trade or economic  sanctions or other laws or regulations  prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

                                                     By: /s/ Robert Hamburger
Date: July 7, 2006                                   Authorized Representative

[CHUBB LOGO]
                                  Chubb & Son, div. of Federal Insurance Company
                                        as manager of the member insurers of the
                                              Chubb Group of Insurance Companies
_____________________________________________________________________________________________

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (for policies with no terrorism exclusion or sublimit)

You are hereby  notified  that,  under the Terrorism  Risk Insurance Act of 2002
(the "Act")  effective  November  26, 2002,  this policy makes  available to you insurance  for losses  arising out of certain acts of  international  terrorism.
Terrorism is defined as any act certified by the  Secretary of the Treasury,  in concurrence  with the Secretary of State and the Attorney  General of the United
States,  to be an act of  terrorism;  to be a  violent  act  or an act  that  is dangerous to human life, property or infrastructure;  to have resulted in damage within the United  States,  or outside  the United  States in the case of an air carrier or vessel or the premises of a United States  Mission;  and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest,  as part of an effort to coerce the civilian  population of the United States or to influence the policy or affect the conduct of the United
States Government by coercion.

You should know that the insurance  provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula,  the United States pays 90% of covered terrorism losses that exceed the statutorily  established  deductible to be paid by the insurance  company  providing the coverage.  The portion of your policy's annual premium that is  attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any  questions  about  this  notice,  please  contact  your agent or broker.

The period for which  premiums  have been paid is June 30, 2006 through June 30,
2007.

                                                                       Exhibit B

                            SECRETARY'S CERTIFICATE

     I,  Cynthia  Lo  Bessette,  being  duly  appointed  Secretary  of MGI Funds
("Trust"),  hereby certify that the resolutions set forth below were approved in accordance  with the Trust's  Agreement and Declaration of Trust, by the Trust's
board of trustees  and that such  resolutions  constitute  a valid action of the board of trustees of the Trust.

RESOLVED,  that the  Fidelity  Bond  issued by a company  in the Chubb  Group of
Insurance Companies, which provides for coverage for the Trust, in the amount of
$1 million, is reasonable in form and amount, and such Fidelity Bond,  including the  portion of the  premium to be paid by each Fund,  including  the High Yield
Fund,  is hereby  approved by the Board,  including  the  Independent  Trustees, taking into consideration all relevant factors,  including,  but not limited to, the value of the  Trust's  assets to which any person  covered by such  Fidelity
Bond  may have  access;  the type  and  terms of the  arrangements  made for the custody and  safekeeping of such assets;  and the nature of the securities to be held in the High Yield Fund's portfolio; and

FURTHER  RESOLVED,  that the  appropriate  officers of the Trust be, and each of them hereby is,  authorized  to execute and deliver such  documents  and to make such regulatory filings as may be necessary to effect the Fidelity Bond coverage contemplated  hereby in accordance with the 1940 Act, the rules thereunder,  and the Trust's By-Laws, as applicable; and

FURTHER  RESOLVED,  that the  Secretary  of the  Trust  be,  and he  hereby  is, designated  as the officer to make  filings with the SEC and give notices as may be required,  from time to time,  pursuant to Rule  17g-1(g)  and Rule  17g-1(h)
under the 1940 Act.

Dated: July 28, 2006

                                                     /s/ Cynthia Lo Bessette
                                                     Cynthia Lo Bessette
                                                     Secretary